3580 Carmel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com

February 22, 2019

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Healthcare & Insurance

Re: Inhibrx, Inc.

Draft Registration Statement on Form S-1

Submitted January 7, 2019

CIK No. 0001739614 (the “Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Inhibrx, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 12, 2019 (the “Comment Letter”) from the Division of Corporation Finance, Office of Healthcare & Insurance, to Mark Lappe, Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “First Amended Draft Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the applicable disclosure in the Draft Registration Statement. Page numbers referred to in the responses reference the applicable pages of the First Amended Draft Registration Statement.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the First Amended Draft Registration Statement that have been marked to show changes from the Draft Registration Statement.

Prospectus Summary

Risk Factors, page 5

1.

We note your summary risk factor stating”[i]f we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results of prevent fraud.” Please revise to clarify that you have identified material weaknesses in your internal control over financial reporting, consistent with your risk factor disclosure on page 54.

BOSTON                LONDON                 LOS ANGELES                NEW YORK                SAN DIEGO                SAN FRANCISCO                WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ February 22, 2019 Page 2

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 5 as requested.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s request, and the Company advises the Staff that at this time it has not provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act, although it has presented slides at certain “testing the waters” meetings it has conducted to date, a copy of which was not retained by any such potential investor. The Company advises the Staff that it will supplementally provide the Staff with copies of this slide presentation under separate cover contemporaneously herewith.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Fair Value of Stock-Based Awards, page 87

3.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price or range. This information will help facilitate our review of your accounting for equity issuances.

Response: The Company acknowledges the Staff’s request and undertakes to comply with it. Once the Company has determined an estimated offering price range, the Company will inform the Staff of such range and explain the reasons for any differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price range.

Business, page 90

4.

Please disclose the principal terms of the license agreement and technical services agreement with Hangzhou Just Biotherapeutics Co and the license agreements with Elpiscience, including the duration of the agreements, termination provisions, aggregate potential milestone payments to be paid or received, and royalty rates. Please also file the agreements as exhibits.

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosure on pages 109 and 110 as requested. Additionally, the Company has filed the license agreement and technical services agreements with Hangzhou Just Biotherapeutics Co., Ltd. as Exhibits 10.13, 10.14 and 10.15 to the First Amended Draft Registration Statement, and the license agreements with Elpiscience Biopharmaceuticals, Inc. as Exhibits 10.16 and 10.17 to the First Amended Draft Registration Statement.

MINTZ February 22, 2019 Page 3

Background on Immunotherapy, page 99

5.

We note your disclosure on page 99 that “[w]orldwide sales for therapies targeting PD-1 and PD-L1 are estimated to reach $21 billion in 2019 and to exceed $44 billion by 2024” and your disclosure on page 103 that patients worldwide receiving plasma-derived augmentation therapies is expected to grow to $2.9 billion by 2025. Please provide a basis for these statements.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 97 and 102 as requested.

Celgene Agreement, page 108

6.

We note your disclosure of tiered royalties with rates ranging from high single to low double-digits. Please revise your disclosure to give investors a reasonable idea of the amount of the royalty rates that does not exceed 10 percentage points.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 107 as requested.

7.

We note your royalty obligations will remain in effect until the later of the expiration of such valid patent claim. Please revise to clarify when the patent underlying the royalty term is expected to expire.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 107 as requested.

8.	Please disclose the aggregate future potential milestone payments to be paid or received.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 107 as requested.

Bluebird bio agreement, page 109

9.

Please disclose the principal terms of the license agreement with bluebird including the duration of the agreement, termination provisions, aggregate potential milestone payments to be paid or received, and royalty rates. Please also file the agreement as an exhibit.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 108 as requested. Additionally, the Company has filed the license agreement with bluebird bio, Inc. as Exhibit 10.18 to the First Amended Draft Registration Statement.

General

10.

We note that your forum selection provision in your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware (subject to certain exceptions) as the exclusive forum for certain litigation, including any “derivative action.” We also note your disclosure on page 151 of your registration statement that this provision “would not apply to suits brought to enforce a duty or liability created by the Exchange Act.” Please disclose whether this provision

MINTZ February 22, 2019 Page 4

applies solely to state law claims. If it does not apply solely to state law claims, then please note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the amended and restated certificate of incorporation states this clearly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 151-152 and anticipates using the following language to address forum selection in its amended and restated certificate of incorporation to be effective upon completion of the Company’s initial public offering:

“TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation, to the Corporation or the Corporation’s stockholders, (iii) any action or proceeding asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation, arising out of or pursuant to any provision of the Delaware General Corporate Law or this Certificate of Incorporation or the By-Laws of the Corporation (in each case, as they may be amended from time to time), (iv) any action or proceeding to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws of the Corporation (including any right, obligation, or remedy thereunder), (v) any action or proceeding as to which the Delaware General Corporate Law confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation, governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article TWELFTH. This Article TWELFTH shall not apply to actions brought to enforce a duty or liability created by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any claim for which the federal courts have exclusive jurisdiction.”

11.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company acknowledges the Staff’s request, and the Company advises the Staff that it does not currently intend to include any additional graphics other than those graphics included in the First Amended Draft Registration Statement. If the Company determines to include any other graphic in the prospectus, prior to its use, the Company will promptly provide such material to the Staff on a supplemental basis.

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MINTZ February 22, 2019 Page 5

We hope that the above responses and the related revisions reflected in the First Amended Draft Registration Statement will be acceptable to the Staff. Please do not hesitate to call me or Melanie Ruthrauff Levy of this firm at (858) 314-1500 with any comments or questions regarding the First Amended Draft Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeremy D. Glaser
Jeremy D. Glaser

cc:

Securities and Exchange Commission

Tom Kluck

Coy Garrison

Jeffery Lewis

Kate Tillan

Inhibrx, Inc.

Mark Lappe

Leah Pollema

Kelly Deck

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Megan N. Gates

Melanie Ruthrauff Levy

Cooley LLP

Charles S. Kim

Sean Clayton

Richard Segal